ELECTROVAYA INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the "Meeting") of shareholders of Electrovaya Inc. (the "Corporation") will be held at the offices of the Corporation located at 6688 Kitimat Road, Mississauga, Ontario, on Friday, March 25, 2022 at 4:00 p.m. (Toronto time) for the purposes of:

(a) receiving and considering the financial statements of the Corporation for the fiscal year ended September 30, 2021 and the report of the auditors thereon;

(b) appointing Goodman & Associates LLP as the auditors of the Corporation for the next year and authorizing the Board of Directors of the Corporation to fix their remuneration;

(c) electing directors;

(d) considering, and if deemed advisable, approving a resolution to authorize an amendment to the Corporation's Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 23,000,000 to 30,000,000 as more particularly described in the accompanying management information circular; and

(e) transacting such other business as may properly come before the Meeting or any adjournment thereof.

Proxies are being solicited by the Board of Directors and Management of the Corporation. Holders of common shares of the Corporation are entitled to vote at the Meeting either in person or by proxy in accordance with the provisions of the Business Corporations Act (Ontario). If you are unable to be present at the Meeting, please date and sign the attached form of proxy and return it to TSX Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 in the self-addressed envelope provided for that purpose, prior to 4:00 p.m. (Toronto Time), on or before Wednesday, March 23, 2022 (or if the Meeting is adjourned or postponed, on the last business day prior to the date of the adjourned or postponed Meeting) or deposit it with the Chairman of the Meeting. You may also send it by fax to 416-368-2502 or 1-866-781-3111 (toll free within North America) or by email at proxyvote@tmx.com.

However, notwithstanding the foregoing, we urge you to sign, date and return the enclosed form of proxy by Wednesday, March 23, 2022 to assist us in preparing for the meeting.

In order to mitigate risks to the health and safety of shareholders, management, and the community at large, the Corporation, with regret, but in accordance with current public health guidelines, strongly discourages shareholders from physically attending the Meeting and asks that all shareholders vote by proxy prior to the Meeting - but especially if experiencing cold or flu-like systems, or if a shareholder or someone the shareholder has been in close contact with has travelled to or from outside of Canada within 14 days prior to the Meeting. In light of the rapidly evolving news and guidelines related to the COVID-19 outbreak, we ask that, in considering whether to attend the Meeting, shareholders follow the instructions and Guidelines of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid- 19.html), particularly with respect to "social distancing" efforts, as well as all additional provincial and local instructions and guidance.

DATED at Toronto, this 18th day of February, 2021.

By Order of the Board of Directors

"Alexander McLean"
Name:	Alexander McLean
Title:	Chairman